Exhibit 99.1

Brussels, 8 March 2012 – 1 / 25

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Full Year and Fourth Quarter 2011 Results

Except where otherwise stated, the comments below are based on organic growth figures and refer to FY11 and 4Q11 versus the same periods of last year. For important disclaimers please refer to pages 2/3.

HIGHLIGHTS

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Revenue growth: Revenue grew 4.6% in FY11 and 5.7% in 4Q11, with revenue per hl improving 5.0% in FY11 and 6.7% in 4Q11. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue per hl grew 5.8% in FY11 and 7.2% in 4Q11, reflecting selective price increases taken in 4Q11, in anticipation of higher commodity costs in 2012

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Volume performance: Total volumes in FY11 decreased 0.2%, with own beer volumes decreasing 0.1% and non-beer volumes growing 1.5%. Third party volumes decreased 29.5% due to the termination of legacy commercial products contracts in Western Europe. In 4Q11, total volumes declined 0.6%, with own beer volumes decreasing 0.3% and non-beer volumes growing 0.7%

•

Focus Brands: In FY11, our three global brands of Budweiser, Stella Artois and Beck’s grew by 3.3%. Total Focus Brand volumes grew by 0.8%, led by Quilmes in Argentina, Antarctica in Brazil, Budweiser and Harbin in China and Bud in Russia

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Market share: In FY11, market share was ahead of last year in Argentina, China, Germany, Belgium and Ukraine, down in the UK and slightly lower in Canada and Russia. In Brazil, share for the year declined but was still the second highest in ten years. In the United States, share contraction was concentrated in our sub-premium brands, while our Focus Brands performed well in line with our brand strategies

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Cost of Sales: Cost of Sales (CoS) increased 1.6% in FY11, or 1.7% per hl. In 4Q11, CoS increased by 0.1%, or 0.8% per hl. On a constant geographic basis, CoS per hl increased 2.7% in FY11 and 1.7% in 4Q11

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EBITDA: In FY11, normalized EBITDA grew 10.7% in nominal terms and 7.7% organically to 15 357 million USD, with EBITDA margin expanding by 113 bp to 39.3%. In 4Q11, EBITDA rose 8.8% in nominal terms and 12.2% organically to 4 237 million USD with a margin of 42.9%, an organic improvement of 251 bp

•

Net finance costs of 357 million USD in 4Q11 include net interest expenses of 496 million USD, accretion expenses of 61 million USD, and gains in other financial results of 200 million USD from derivative contracts related to our share-based payment programs

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Profit: Normalized profit attributable to equity holders of AB InBev grew 28.0% in nominal terms to 6 449 million USD in FY11 from 5 040 million USD in FY10, and by 60.7% in nominal terms to 1 959 million USD in 4Q11 from 1 219 million USD in 4Q10

•	Earnings per share (EPS): Normalized EPS grew 27.4% to 4.04 USD in FY11 from 3.17 USD in FY10. 4Q11 normalized EPS grew 59.7% to 1.23 USD from 0.77 USD in 4Q10

•	Cash flow: Cash flow from operating activities increased 26% on a nominal basis, to 12 486 million USD in FY11 from 9 905 million USD in FY10

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Net debt: Our net debt as of 31 December 2011 was 34.7 billion USD, a decrease of 5.0 billion USD from 31 December 2010, for a net debt to normalized EBITDA ratio of 2.26x versus 2.86x at the end of 2010

•

Dividend: The AB InBev Board proposes a dividend of 1.20 EUR per share, subject to shareholder approval. If approved, the shares will trade ex-coupon as of 27 April 2012 and dividends will be payable as from 3 May 2012. The record date will be 2 May 2012

•	2011 Financial Report: The report is available on our website at www.ab-inbev.com

Brussels, 8 March 2012 – 2 / 25

Figure 1. Consolidated performance (million USD)

	FY10	FY11	Organic growth
Total volumes (thousand hls)	398 918	399 365	-0.2%
AB InBev own beer	347 811	349 818	-0.1%
Non-beer volumes	45 986	46 592	1.5%
Third party products	5 121	2 955	-29.5%
Revenue	36 297	39 046	4.6%
Gross profit	20 146	22 412	7.0%
Normalized EBITDA	13 869	15 357	7.7%
Normalized EBIT	11 165	12 607	9.7%

Normalized profit attributable to equity holders of AB InBev	5 040	6 449
Profit attributable to equity holders of AB InBev	4 026	5 855

Normalized earnings per share (USD)	3.17	4.04
Earnings per share (USD)	2.53	3.67

Margins
Gross margin	55.5%	57.4%	126 bp
Normalized EBITDA margin	38.2%	39.3%	113 bp
Normalized EBIT margin	30.8%	32.3%	148 bp

	4Q10	4Q11	Organic growth
Total volumes (thousand hls)	99 776	99 467	-0.6%
AB InBev own beer	84 953	85 299	-0.3%
Non-beer volumes	13 612	13 702	0.7%
Third party products	1 211	466	-47.5%
Revenue	9 473	9 873	5.7%
Gross profit	5 281	5 860	10.0%
Normalized EBITDA	3 895	4 237	12.2%
Normalized EBIT	3 057	3 546	15.9%

Normalized profit attributable to equity holders of AB InBev	1 219	1 959
Profit attributable to equity holders of AB InBev	968	1 850

Normalized earnings per share (USD)	0.77	1.23
Earnings per share (USD)	0.61	1.16

Margins
Gross margin	55.7%	59.4%	231 bp
Normalized EBITDA margin	41.1%	42.9%	251 bp
Normalized EBIT margin	32.3%	35.9%	308 bp

AB InBev’s FY11 and FY10, and 4Q11 and 4Q10 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we

Brussels, 8 March 2012 – 3 / 25

are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

FY11 and 4Q11 EPS is based upon weighted average of 1 595 million shares compared to 1 592 million shares for FY10 and 4Q10.

MANAGEMENT COMMENTS

2011 was another year of solid performance and progress. We delivered top-line growth, expanded our EBITDA margin, grew EPS, and made strides in deleveraging the balance sheet. But, we know we can do better. A fundamental part of our culture is never being entirely satisfied with our results: we always challenge ourselves to dream bigger and achieve more.

These results were achieved despite weak consumer confidence in several markets and increases in commodity prices. Faced with adverse conditions, our people did what they do best. They took ownership of the situation, focused on what they can impact, and did not let short-term factors distract from our long-term goals of connecting with consumers, driving shareholder value, and working toward our dream: to be the Best Beer Company in a Better World.

Among the highlights of 2011:

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We made significant progress towards Budweiser’s ambition to become the first truly global beer brand. Budweiser grew volume by 3.1% globally, with almost 44% of the brand’s sales now coming from outside the United States, compared to only 28% just three years ago. Budweiser once again ranked as the world’s most valuable beer brand in the BrandZ™ Top 100 Most Valuable Global Brands Report. In 2011, we launched Budweiser in Brazil, saw continued growth and expansion in China, Russia and Canada, registered solid results in the UK after a very strong 2010 driven by the FIFA World Cup, and saw, once again, clear progress towards our stated near term goal of market share stabilization in the United States. We also rolled out the “Grab Some Buds” campaign globally and, launched a new and consistent global visual identity, including refreshed can and secondary packaging featuring the iconic Budweiser “bowtie” design

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Stella Artois continued its expansion as the global beer defining “sophistication”. The brand enjoyed great momentum during 2011, with volume rising 5.9%, driven primarily by growth in the United States, Brazil and Argentina. We also saw solid performance of the brand in the UK, where we benefited from the introduction of Stella Artois Cidre. Another big step forward was the introduction of Stella Artois in three major cities in China: Shanghai, Beijing and Guangzhou. Growth has also continued in markets as diverse as Canada, Russia and Ukraine

•	Innovation continued to drive growth across our markets. We estimate that approximately 6% of our volume this year was attributable to innovation and renovation

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initiatives. Around the world, we are expanding our offerings to consumers, including the successful launch of Stella Artois Cidre in the UK, alcohol-free Quilmes Lieber in Argentina, Harbin Ice GD in China, and more recently, Bud Light Platinum in the United States. We have also introduced new packaging that motivates consumers to look at our brands in new ways, such as the Copaço can with a removable lid for Brahma, and the new Budweiser and Stella Artois can designs

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Digital connections with consumers were intensified via social media and other interactive means. More than 30 million adult consumers have elected to become a “fan” or to be included in our brand databases. We are engaging our consumers through programs that deliver unique, relevant and compelling content, such as our new reality TV series, “Bud United Presents: The Big Time”, and the innovative Beck’s Green Box Project

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Continuing our investments in future growth, we are building new breweries and/or upgrading existing facilities in markets as diverse as China, Brazil, Argentina and Paraguay. Our net capital expenditure for 2011 was 3.3 billion USD and in addition to investment in production facilities, also included logistics and commercial investments to support our growth

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Selected acquisitions were completed to supplement our organic growth. Transactions included Goose Island brewery in Chicago, which will increase our presence in the craft beer category, and the completion of two acquisitions in China, which add new brands and brewery capacity in key growth regions

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EBITDA margin has increased for 13 consecutive quarters, year over year, since AB InBev was created in 2008. This reinforces our confidence in our long-term growth vision and reflects our commitment to delivering consistent, solid performance

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We continued to attract and develop talented people who will be critical to our business in the future. As a global enterprise with presence in those markets with the largest existing and future profit pools, AB InBev is increasingly able to attract graduates of the world’s finest universities to participate in our Global Management Trainee and MBA programs

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Advancing our dream: to be the Best Beer Company in a Better World, we continued to take a leadership role in programs to promote responsible drinking, protect the environment and make a difference in our communities. In a major initiative this year we announced specific and measurable global goals for our responsible drinking efforts

Our financial results in 2011 showed very good progress. Top-line grew by 4.6%, EBITDA increased by 7.7% and we improved EBITDA margin by 113 bps, all on an organic basis. We also delivered against our commitment of 2.25 billion USD of Anheuser-Busch integration synergies, helping to drive EBITDA margin in the United States from below 30% in 2008 to above 40% in 2011. Finally, we increased cash flow from operating activities by 26% on a nominal basis to 12 486 million USD. These results provide a solid base upon which to build in 2012.

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Our priorities in 2012 will continue to be top-line growth, driven by strong, healthy brands, a solid pipeline of innovations and efficient execution in the field. More specifically, the priorities for our key markets of the United States, Brazil and China include:

In the United States:

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Continuing to invest behind our Focus Brands. This will include increasing the reach and market share of the Bud Light mega brand which achieved record brand health scores in 2011, continuing to drive reappraisal of Budweiser amongst young adults, expanding the distribution and usage occasions of Michelob Ultra and increasing our share of the high end, with a special focus on Stella Artois

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Investing in our renovation and innovation pipeline. We start 2012 with the strongest pipeline in many years in terms of liquids, packaging and experiential platforms. We will implement these initiatives throughout the year while continuing to expand the pipeline for the future

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Improving revenue management. We will continue to focus on our revenue per hectoliter performance, supported by an improving brand mix, strong innovations, pack price initiatives and optimization of our promotional activities

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Driving excellence in Sales and Route to Market execution. We will continue to work closely with our wholesaler partners to improve our integrated planning, drive operating efficiencies and, through the sharing of best practices, ensure improved execution of our major trade marketing initiatives in the key channels

In Brazil:

•	Maintaining consumer preference for our three national brands. We will implement programs to continue to enhance preference for Skol, Brahma and Antarctica

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Maintaining a healthy renovation and innovation pipeline. Build on the success of previous years with liquid, packaging and route to market initiatives designed to grow the beer category and make our products more widely available

•	Growing premium volumes. Drive growth and leadership in premium with a portfolio approach comprising Budweiser, Stella Artois, Bohemia and Original

•	Continuing with regional expansion. Utilize our strong brands and route to market capabilities to further expand in the fast-growing north and northeast of the country

In China:

•	Growing consumer preference for our Focus Brands. Continue to grow preference for our national brands Budweiser and Harbin, and our regional brand Sedrin

•	Building a strong renovation and innovation pipeline. Leverage the opportunity to build the beer category through occasion-based innovations, especially food and night-life.

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Growing premium volumes. The premium segment is small but growing quickly with margins that are significantly higher than the mainstream segment. We will continue to build even stronger positions for Budweiser in the premium segment and Stella Artois in the super-premium segment

•	Expanding geographically. Building on the success of previous years, we will continue to expand our geographic footprint through both greenfield developments and selective acquisitions

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Building our People and Process competencies. As we expand our footprint we will continue to develop our people pipeline and implement standard management systems and common processes built around our global best practices

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OUTLOOK

Our outlook for FY12 is as follows:

(i)	Volumes: In the US, volumes in the first two months have been encouraging, helped by favorable weather, early signs of a recovery in consumer confidence and better than expected results from the roll-out of Bud Light Platinum. We expect to have softer shipments in the US in 2Q12 and more favorable shipments in the other three quarters, as a result of adjustments to our shipping patterns which should ensure a smoother and more cost efficient phasing of deliveries to our wholesalers. In Brazil, the 7.5% real increase in the minimum wage should help to accelerate industry beer volumes. We expect our volumes in Brazil to resume growth in FY12, with a better balance between volume and price than the previous year and a growth in the first quarter of low to mid single digits.

(ii)	Revenue per hl: We expect revenue per hl to grow ahead of inflation, on a constant geographic basis, as a result of continued brand investment and revenue management best practices. In Brazil we expect FY12 beer revenue per hl growth to be in line with inflation although growth in 1Q12 will be below this average, due to a difficult comparable, and is not indicative of the expected performance for the full year.

(iii)	Cost of Sales per hl: We expect CoS per hl to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations.

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase by mid to high single digits in 2012. It should also be noted that the US distribution system has been amended from a freight pass-through to a delivered price model. Consequently, starting in 2012, our cost of sales will be reduced and our distribution expenses will be increased, with no net impact on EBITDA. The 2012 quarterly results will therefore include a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands. This should lead to an increase in sales and marketing expenses of mid to high single digits in absolute terms

(vi)	Coupon: We expect the average coupon on net debt in FY12 to be in the range of 5.0% to 5.5%

(vii)	Effective Tax Rate: We expect the normalized effective tax rate for FY12 to be in the range of 21% to 23%, with long-run guidance remaining at 25% to 27%

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in FY12 is approximately 3.2 billion USD.

(ix)	Debt: On 31st December 2011, approximately one third of the Company’s gross debt was denominated in currencies other than the US dollar, principally the euro and the Brazilian real. We remain fully committed to deleveraging and expect to reach a net debt to normalized EBITDA ratio of 2.0x during the course of 2012

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FOCUS BRANDS AND INNOVATION

AB InBev continues to apply its successful Focus Brands strategy, building a strong portfolio around the world, and in each key country, of local mainstream and global brands.

Our Focus Brands grew by 0.8% in FY11, ahead of total own beer volumes which declined by 0.1%. Growth came from Quilmes in Argentina, Antarctica in Brazil, Budweiser and Harbin in China and Bud in Russia.

Highlights:

•	Global brands: Our three global brands, Budweiser, Stella Artois and Beck’s, delivered a very strong performance in FY11, growing by 3.3%

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Budweiser performed well in FY11 with global volumes up 3.1%, the second consecutive year of growth. The geographic rollout of the brand remains disciplined with a single and consistent global brand positioning

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In the United States, IRI data shows that the rate of decline of the brand was cut by half during 2011 on a twelve month rolling basis, helped by a new global visual identity, with refreshed can and secondary packaging featuring the iconic Budweiser ‘bowtie’, and a marketing campaign (“Grab Some Buds”) which is resonating with young adult drinkers and stimulating reappraisal of the brand

•	In China, Budweiser grew by double digits in FY11, consolidating its leadership position in the fast growing premium segment

•	Budweiser is also the No.1 beer brand in Canada and reached its highest market share ever of over 13% in FY11

•	In the United Kingdom, Budweiser’s FY11 volume was the second highest ever, following a strong performance during the 2010 FIFA World Cup

•	Bud reached almost 1% market share in Russia, following its launch in May 2010

•	Finally, Budweiser was launched in Brazil in August 2011 and is exceeding our expectations

•	Stella Artois grew by 5.9% globally in FY11, led by double digit growth in the United States and Argentina, and over 200% growth in Brazil

•	The brand grew by 24% in the United States, based on shipments to retailers, reaching a level of almost 1.3 million hls

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Argentina is the brand’s third largest market, and the global “She is a Thing of Beauty” campaign continues to be rolled-out. Stella Artois grew 13% in FY11, and is now the country’s second most favourite beer brand, behind Quilmes, according to our brand health scores

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In the United Kingdom, Stella Artois Cidre was successfully launched in April, selling the equivalent of 44 million pints by December 2011. According to our research, 89% of Stella Artois Cidre sales were incremental to our business, with 93% incremental to the Stella Artois brand. The launch of Stella Artois Cidre also resulted in a number of awards for the brand including the Asian Trader “FMCG Launch of the Year” and Campaign “Advertiser of the Year”

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•	Beck’s global volumes grew by 0.8% in FY11, mainly driven by results in its home market of Germany, supported by good results in China

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In Germany, Beck’s is enjoying its highest level of brand health in five years. Brand volumes grew over 4%, supported by the Beck’s Lime and Limited Edition Black Currant variants, with Beck’s Lime being selected as Germany’s best beer innovation of the year in the beer category by Lebensmittel Praxis, a food and beverage trade publication

•	The Beck’s Green Box Project continues to be rolled out and has been featured in a high profile location above the Brandenburg Gate in Berlin

•	In the UK, Beck’s was awarded the L.I.F.E. Gold Award. This award recognizes excellence in media campaigns that deliver business and brand objectives in the ‘Connected World’

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Other strong Focus Brand performances included Bud Light in the United States which achieved record brand health scores in 2011, supported by our new NFL sponsorship, Michelob Ultra in the United States, Skol and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium, Hasseröder in Germany and Harbin & Sedrin in China

•	The renovation and innovation pipeline in all of our main markets continues to improve. Innovations introduced to the market towards the end of 2011 included:

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United States: Draftmark Home Draft system (for Budweiser, Shock Top and Bass), and Natty Daddy (an affordable and easy to drink light beer). In addition, in the first few weeks of 2012, we announced a number of new products including Bud Light Platinum (a 6% ABV, blue cobalt bottle line extension aimed at the party time/night-life occasion). Although it is still too early to draw conclusions, the brand is doing well, achieving almost 90% distribution and over 1% market share in the four weeks to 19 February 2012, according to IRI syndicated data. We have also announced Select 55 eight-ounce cans and seven-ounce clear glass bottle SKUs, Shock Top Wheat IPA and Michelob Ultra Light Cider

•	Brazil: The continued roll-out of Budweiser, Skol 360 and Antarctica sub-zero, and the 300 ml returnable glass bottle

•	Argentina: Quilmes Crystal aluminum bottle (for the night-life occasion) and the Stella Artois Christmas bottle

•	Germany: Beck’s Lime, Hasseröder VIER and Franziskaner Royal line extensions

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Ukraine: Stella Artois 0.75 liter Christmas bottle, Chernigivske Beermix in the fast growing beer mix segment, and additional product and package innovations for our main brand Chernigiviske, including Chernigiviske Gold Premium and Chezz

•	China: Budweiser aluminum can, Budweiser Genuine Draft foil can and Harbin Draft

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Social media continues to play an increasingly important role in the development and promotion of our brands. The AB InBev connection strategy is to put the “Fans First”, acquiring new friends for our brands and then engaging them with content relevant to their lifestyles. Our brands have already attracted over 30 million Facebook and other social media “friends” worldwide

Bud United’s “The Big Time” is a great example of how we are using social media to attract and engage friends and potential consumers, blending classic TV with social media in unique ways. This reality show was aired on the leading ABC network TV in the United States in 1Q12. Contestants for the show were cast via our social media sites and given the opportunity to live their dream, from professional race car driving, to pitching for a professional baseball team, to taking center stage at a major music concert. This innovative concept allowed us to turn current assets into branded content, brought to life with unique and exciting storytelling

Brussels, 8 March 2012 – 9 / 25

•

We continue to refine and roll-out the unique Belgian Beer Café concept, opening the third Dubai and fourth Tokyo locations early in 2012. Belgian Beer Cafés contribute to the premiumization of the beer category, reaching out to the growing number of consumers worldwide who value choice, quality beers of Belgian origin. AB InBev currently operates 55 Belgian Beer Café franchises worldwide in 18 countries, with further openings planned in India, Japan and the Middle East

OPERATING PERFORMANCE

Detailed segment information for the FY11 and 4Q11 financial performance is provided in Annex 1 and Annex 2 of the press release.

Figure 2. Volumes (thousand hls)

					Organic growth
			Organic		Total	Own beer
	FY10	Scope	growth	FY11	volume	volume
North America	129 476	-641	-3 935	124 899	-3.1%	-3.1%
Latin America - North	120 056	-516	800	120 340	0.7%	0.5%
Latin America - South	33 854	—	710	34 565	2.1%	3.0%
Western Europe	31 833	-51	-895	30 887	-2.8%	0.4%
Central and Eastern Europe	26 750	—	-1 061	25 690	-4.0%	-3.9%
Asia Pacific	50 268	2 413	3 299	55 980	6.6%	6.6%
Global Export and Holding Companies	6 681	92	231	7 004	3.4%	3.3%
AB InBev Worldwide	398 918	1 297	-850	399 365	-0.2%	-0.1%

					Organic growth
			Organic		Total	Own beer
	4Q10	Scope	growth	4Q11	volume	volume
North America	29 545	-228	-1 312	28 005	-4.5%	-4.5%
Latin America - North	34 920	—	211	35 130	0.6%	1.2%
Latin America - South	10 533	—	215	10 748	2.0%	2.2%
Western Europe	7 775	-33	-157	7 585	-2.0%	2.4%
Central and Eastern Europe	5 748	—	-263	5 485	-4.6%	-4.6%
Asia Pacific	9 619	511	583	10 714	6.1%	6.1%
Global Export and Holding Companies	1 636	23	141	1 800	8.5%	8.4%
AB InBev Worldwide	99 776	273	-582	99 467	-0.6%	-0.3%

North America (NA)

North American total volumes decreased 3.1% in FY11 and 4.5% in 4Q11.

In the United States, our shipment volumes declined 3.2% in FY11 and 5.0% in 4Q11. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 3.0% in FY11 and 4.1% in 4Q11. As anticipated, volumes in 4Q11 were negatively impacted by the timing of our October 2011 price increase which led to soft volumes in the first half of that month.

We estimate that the industry declined by approximately 1.8% in FY11 with our market share declining by approximately 60 bp. We gained share with Michelob Ultra and our high end brands, led by Stella Artois and Shock Top, maintained share with Bud Light and, as anticipated, saw approximately 40 bp of market share loss in sub-premium following our decision to start to close the price gap between our sub-premium and premium brands in

Brussels, 8 March 2012 – 10 / 25

FY10. We estimate that Budweiser lost approximately 30 bp of market share during the year, with the rate of decline continuing to decelerate. In fact, based on IRI data, the rate of decline has been cut by half during the year, on a rolling twelve month basis.

United States beer-only revenue per hl grew 3.1% in FY11 and 3.3% in 4Q11, reflecting the price increase in October 2011. We estimate brand mix improvements benefited our revenue per hl result by 26 bp in FY11.

In Canada, the industry showed some recovery in the second half of the year but remains soft. Our beer volumes fell 1.3% in FY11 and increased 0.7% in 4Q11, with market share stable at around the 41% level for the last fifteen months. Budweiser continues to consolidate its position as the country’s No.1 beer brand, gaining share in both FY11 and 4Q11.

NA gross profit improved by 1.8% in FY11. Revenues were marginally ahead versus the prior year, as strong pricing offset volume decline. CoS per hl increased 1.6%, with commodity price pressures being partially compensated by efficiencies and synergies. Sales and marketing expenses grew by 3.8% in FY11 and 6.4% in 4Q11 as we continue to invest behind our brands.

NA EBITDA increased 1.5% to 6 573 million USD in FY11 with margin expansion of 53 bp to 42.9% driven by growth in gross profit and overhead cost reductions. EBITDA in 4Q11 declined by 1.1% to 1 522 million USD with margin contraction of 34 bp to 43.3%, driven by increases in sales and marketing expenses and higher distribution expenses.

Latin America North (LAN)

Volumes in LAN in FY11 grew 0.7%, with beer volume growth of 0.5% and soft drinks up 1.1%. In 4Q11, total volumes increased 0.6% with beer volumes growing 1.2% and soft drinks down 0.9%.

In Brazil, we estimate industry beer volumes grew by 1.8% in FY11 with our volumes essentially flat following our decision to focus more on revenue management and profitability, rather than volume. Beer volumes in 4Q11 increased by 0.9%, less than anticipated, due to cooler than normal weather. Market share for the year was 69.0%, the second highest level in the last ten years, down 110 bp compared to the record level achieved in 2010.

LAN revenue per hl grew 8.1% in FY11 and 9.0% in 4Q11, mainly driven by our price increase in Brazil. Cost of Sales per hl increased by 4.5% in FY11 mainly due to higher packaging and commodity costs. Cost of Sales per hl increased by 0.8% in 4Q11, with 4Q10 being impacted by the higher cost of imported cans.

LAN EBITDA rose 15.5% to 5 814 million USD in FY11 with margin growth of 292 bp to 50.5%, helped by revenue growth, CoS per hl increases below inflation, lower sales & marketing and administrative expense, and higher tax incentives related to our operations in Brazil. EBITDA reached 1 903 million USD in 4Q11, a growth of 23.2%, with margin expansion of 620 bp to 57.2%.

Brussels, 8 March 2012 – 11 / 25

Latin America South (LAS)

Total volumes increased 2.1% in FY11, with beer volume growth of 3.0% and non-beer volumes growing 0.6%. In 4Q11, total volumes increased 2.0%, with beer volume growth of 2.2%, and non-beer volumes growing 1.7%.

Our beer volumes in Argentina in FY11 grew 4.7% driven by industry growth and market share gains. In 4Q11, beer volumes rose 4.0%. Stella Artois continued to deliver a strong performance in the premium segment with growth of 13.0%. The Quilmes brand grew 3.1% in FY11 and was supported by innovation, including the launch of the aluminum bottle in the night-life channel.

LAS EBITDA grew 24.3% to 1 254 million USD in FY11, with an EBITDA margin of 46.4%, a modest contraction of 17 bp, due to commodity cost increases, and higher labor and energy costs. In 4Q11, EBITDA grew 28.3% to 455 million USD with a margin expansion of 82 bp to 51.2%.

Western Europe (WE)

Western Europe delivered a strong performance in FY11, with market share gains in all markets except the United Kingdom. Own beer volumes in FY11 grew 0.4%, while total volumes declined 2.8% following the termination of third party legacy commercial products contracts in the United Kingdom in March 2011, with an immaterial impact on EBITDA. Third party products volumes represented only approximately 6% of our total Western Europe volumes in FY11, down from nearly 10% compared to FY10. In 4Q11, own beer volumes grew 2.4%, with total Zone volumes down 2.0%.

Own beer volumes in Belgium grew 1.6% in FY11 mainly driven by positive industry dynamics, with market share marginally ahead of last year. In 4Q11 own beer volumes grew 5.7%, mainly driven by a strong performance from our biggest brand Jupiler, which grew 8.4%.

In Germany, own beer volumes grew 5.2% in FY11 and 7.9% in 4Q11, with market share reaching its second highest level in history. In FY11, Beck’s grew over 4% with our other Focus Brands, Hasseröder and Franziskaner, growing double digits, helped by the introduction of the Hasseröder VIER and Franziskaner Royal line extensions.

In the United Kingdom, own beer volumes declined 6.0% in FY11, after a strong FY10 driven by the FIFA World Cup and the re-launch of Budweiser. In 4Q11, own beer volumes decreased 3.8%. In April 2011, we successfully launched Stella Artois Cidre, which is already the No.2 premium cider in the off-trade.

WE EBITDA improved 5.5% to 1 225 million USD in FY11 with margin improvement of 313 bp to 31.0%, largely driven by own beer volume growth and fixed cost management initiatives. 4Q11 EBITDA grew 21.7% to 309 million USD.

Brussels, 8 March 2012 – 12 / 25

Central and Eastern Europe (CEE)

CEE volumes decreased 4.0% in FY11 and 4.6% in 4Q11.

In Russia, beer volumes fell 5.6% in FY11 and 6.7% in 4Q11, as market conditions continued to be challenging. We gained 15 bp of market share in value terms as a consequence of our premiumization strategy, driven by a strong performance of our super premium brands Bud, Hoegaarden and Stella Artois. Volume market share was down 29 bp.

In Ukraine, beer volumes declined 1.4% in FY11 and 0.7% in 4Q11. This was due to lower industry volumes, which were partially offset by market share gains following several product and package innovations supporting our main brand Chernigivske, including Chernigivske Gold Premium and Chezz.

CEE EBITDA declined 31.5% to 225 million USD in FY11 mainly due to higher commodity costs, distribution cost increases above inflation as a result of higher transport tariffs at the beginning of the year, and higher brand investments. In 4Q11, EBITDA decreased 41.4% to 42 million USD.

Asia Pacific (APAC)

Asia Pacific volumes grew 6.6% in FY11 and 6.1% in 4Q11.

Beer volumes in China grew 6.4% in FY11 and 6.1% in 4Q11. Including the two acquisitions completed during the year, China volumes grew 11.2% in FY11 and 11.5% in 4Q11. Our Focus Brands Budweiser, Harbin and Sedrin, which represent almost 70% of our volume in China, delivered organic growth of 13.9% in FY11 and 11.5% in 4Q11. Budweiser and Harbin grew by double digits, both benefiting from further geographic expansion and innovations. In 4Q11, we launched the Budweiser aluminum can in 37 cities, and the Budweiser Genuine Draft foil can.

APAC EBITDA grew 17.2% to 356 million USD in FY11. FY11 revenue growth of 17.1% and 9.9% per hl benefited from improved brand mix especially driven by Budweiser and Harbin Ice. Cost of sales increased by 13% per hl due to higher input costs and a higher mix of cans in the overall volumes. EBITDA in 4Q11 increased 31.8% to 65 million USD with margin expansion of 141 bp.

Global Export and Holding Companies (GEHC)

GEHC reported EBITDA of -90 million USD in FY11, and -60 million USD in 4Q11.

Brussels, 8 March 2012 – 13 / 25

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Revenue	36 297	-59	1 137	1 670	39 046	4.6%
Cost of sales	-16 151	167	-389	-260	-16 634	-1.6%
Gross profit	20 146	108	749	1 409	22 412	7.0%
Distribution expenses	-2 913	—	-133	-267	-3 313	-9.2%
Sales and marketing expenses	-4 712	-68	-167	-196	-5 143	-4.1%
Administrative expenses	-1 960	-1	-78	-5	-2 043	-0.2%
Other operating income/(expenses)	604	-78	35	134	694	25.5%
Normalized profit from operations (normalized EBIT)	11 165	-38	405	1 076	12 607	9.7%
Non-recurring items above EBIT	-268				-278
Net finance cost	-2 811				-2 597
Non-recurring net finance cost	-925				-540
Share of results of associates	521				623
Income tax expense	-1 920				-1 856
Profit	5 762				7 959
Profit attributable to equity holders of AB InBev	4 026				5 855
Profit attributable to non-controlling interest	1 736				2 104

Normalized EBITDA	13 869	-69	491	1 066	15 357	7.7%
Normalized profit attributable to equity holders of AB InBev	5 040				6 449

	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Revenue	9 473	-10	-125	536	9 873	5.7%
Cost of sales	-4 192	144	39	-4	-4 013	-0.1%
Gross profit	5 281	133	-86	531	5 860	10.0%
Distribution expenses	-785	-5	18	-66	-838	-8.5%
Sales and marketing expenses	-1 181	5	16	-55	-1 215	-4.6%
Administrative expenses	-486	-4	1	-66	-554	-13.5%
Other operating income/(expenses)	228	-72	2	134	293	85.5%
Normalized profit from operations (normalized EBIT)	3 057	58	-48	479	3 546	15.9%
Non-recurring items above EBIT	-76				-134
Net finance cost	-798				-357
Non-recurring net finance cost	-204				-50
Share of results of associates	126				161
Income tax expense	-548				-626
Profit	1 557				2 540
Profit attributable to equity holders of AB InBev	968				1 850
Profit attributable to non-controlling interest	589				690

Normalized EBITDA	3 895	-82	-44	467	4 237	12.2%
Normalized profit attributable to equity holders of AB InBev	1 219				1 959

Brussels, 8 March 2012 – 14 / 25

Revenue

Revenue grew 4.6% in FY11 and 5.7% in 4Q11, with revenue per hl improving 5.0% in FY11 and 6.7% in 4Q11. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue per hl grew 5.8% in FY11 and 7.2% in 4Q11, reflecting selective price increases taken in 4Q11.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 1.6% in FY11, and 1.7% per hl. On a constant geographic basis, CoS per hl increased 2.7% in FY11, as higher input and production costs in Central and Eastern Europe, Latin America South, and Asia were partially offset by the termination of third party legacy contracts in Western Europe. In 4Q11, CoS increased 0.1% and 0.8% per hl. On a constant geographic basis, 4Q11 CoS per hl increased 1.7%.

Operating expenses

Total operating expenses increased 3.7% in FY11 and 2.3% in 4Q11:

•

Distribution expenses increased 9.2% in FY11 driven by higher transportation costs in Brazil due to expansion in the north and northeast and a higher mix of direct distribution. FY11 distribution expenses were also impacted by higher labor costs in Latin America South and higher transport tariffs in Russia and Ukraine at the beginning of the year. In 4Q11, distribution expenses increased 8.5%, with the increase in transportation costs in Brazil decelerating in 4Q11 following the start-up of our capacity investments, including the opening of a new brewery in the North East

•	Sales and marketing expenses increased 4.1% in FY11 and 4.6% in 4Q11, as greater brand investments more than offset savings in non-working money, specifically in North America.

•	Administrative expenses increased by 0.2% in FY11 and by 13.5% in 4Q11, as continued fixed cost savings in the United States were offset by expansion costs in Brazil and China and salary increases.

•

Other operating income was 694 million USD in FY11 compared to 604 million USD in FY10, and 293 million USD in 4Q11 compared to 228 million USD in 4Q10. 4Q11 included an organic increase of 134 million USD due mainly to tax incentives related to our operations in Brazil and China

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	FY10	FY11	4Q10	4Q11

Restructuring (including impairment losses)	-252	-351	-34	-128
Business and asset disposal (including impairment losses)	-16	78	-42	-5
Acquisition costs business combinations	—	-5	—	-1

Impact on profit from operations	-268	-278	-76	-134

Normalized profit from operations excludes negative non-recurring items of 278 million USD in FY11 and 134 million USD in 4Q11, primarily due to restructuring costs, partially offset by asset disposal gains.

Brussels, 8 March 2012 – 15 / 25

Net finance costs

Figure 5. Net finance costs (million USD)

	FY10	FY11	4Q10	4Q11
Net interest expense	-2 714	-2 333	- 665	- 496
Accretion expense	- 159	- 209	- 46	- 61
Other financial results	62	- 55	- 87	200
Net finance costs	-2 811	-2 597	- 798	- 357

Mark-to-market adjustment	- 733	- 246	- 202	—
Accelerated accretion expense	- 192	- 77	- 2	- 14
Other financial results	—	- 217	—	- 36
Non-recurring net finance costs	- 925	- 540	- 204	- 50

	-3 736	-3 137	-1 002	- 407

•

Net finance costs (excluding non-recurring net finance costs) of 2 597 million USD in FY11 compares to 2 811 million USD in FY10, and 357 million USD in 4Q11 compares to 798 million USD in 4Q10. Lower net interest expenses in 4Q11 and FY11 result mainly from reduced net debt levels. Other financial results of -55 million USD in FY11 includes gains from derivatives related to our share-based payment programs, unfavorable variances arising from intra-group currency translation fluctuations as well as the payment of bank fees and taxes in the normal course of business of approximately -120 million USD. Other financial results of 200 million USD in 4Q11 are primarily due to gains from derivative contracts related to our share-based payment programs. In 4Q10 these contracts generated a loss.

•

Non-recurring net financing costs of 540 million USD in FY11 includes a one-time mark-to-market adjustment on derivatives of 246 million USD, an incremental accretion expense of 77 million USD, and a fair value adjustment of 217 million USD. These expenses are a result of the repayment and refinancing of the 2010 senior bank facilities and the early redemption of 1.25 billion USD notes that occurred by 3Q11, as well as the early repayment of 500 million USD securities in 4Q11. While accretion expenses are non-cash, the cash equivalent of the negative mark-to-market adjustment is spread over the period from 2011 to 2014

Share of results of associates

FY11 recorded a share of results of associates of 623 million USD, compared to 521 million USD in FY10, and 161 million USD in 4Q11 compared to 126 million USD in 4Q10, mainly attributable to the results of Grupo Modelo in Mexico.

Brussels, 8 March 2012 – 16 / 25

Income tax expense

Figure 6. Income tax expense (million USD)

	FY10	FY11	4Q10	4Q11
Tax expense	1 920	1 856	548	626
Effective tax rate	26.8%	20.2%	27.7%	20.8%
Normalized effective tax rate	24.8%	20.7%	24.9%	21.5%

The effective and normalized effective tax rate decreased in 4Q11 and FY11 compared to 4Q10 and FY10 primarily due to a profit mix shift to countries with lower marginal tax rates, incremental income tax benefits in Brazil and favorable outcomes on tax claims. Additionally, the FY10 effective tax rate was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing and repayment of our senior facilities.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 2 104 million USD in FY11, an increase from 1 736 million USD in FY10, as a result of the strong performance of AmBev. 4Q11 profit attributable to non-controlling interest was 690 million USD, an increase from 589 million USD in 4Q10.

FY11 and 4Q11 profit

Normalized profit attributable to equity holders of AB InBev grew 28.0% in nominal terms to 6 449 million USD in FY11 from 5 040 million USD in FY10, and by 60.7% in nominal terms to 1 959 million USD in 4Q11 from 1 219 million USD in 4Q10.

FY11 and 4Q11 EPS

Figure 7. Earnings per share

	FY10	FY11	4Q10	4Q11

Normalized earnings per share (USD)	3.17	4.04	0.77	1.23
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.09	-0.11	-0.03	-0.06
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.55	-0.26	-0.13	-0.01

Basic earnings per share (USD)	2.53	3.67	0.61	1.16

Normalized EPS grew to 4.04 USD in FY11 from 3.17 USD in FY10. 4Q11 normalized EPS grew to 1.23 USD from 0.77 USD in 4Q10.

Brussels, 8 March 2012 – 17 / 25

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	FY10	FY11	4Q10	4Q11

Profit attributable to equity holders of AB InBev	4 026	5 855	968	1 850
Non-controlling interests	1 736	2 104	589	690
Profit	5 762	7 959	1 557	2 540
Income tax expense	1 920	1 856	548	626
Share of results of associates	-521	-623	-126	-161
Non-recurring net finance cost	925	540	204	50
Net finance cost	2 811	2 597	798	357
Non-recurring items (incl. non-recurring impairment)	268	278	76	134
Normalized EBIT	11 165	12 607	3 057	3 546
Depreciation, amortization, and impairment	2 704	2 750	838	691
Normalized EBITDA	13 869	15 357	3 895	4 237

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Brussels, 8 March 2012 – 18 / 25

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)

	FY10	FY11

Operating activities
Profit	5,762	7,959
Interest, taxes and non-cash items included in profit	8,503	7,420

Cash flow from operating activities before changes in working capital and use of provisions	14,265	15,379

Change in working capital	226	1,409
Pension contributions and use of provisions	-519	-710
Interest and taxes (paid)/received	-4,450	-3,998
Dividends received	383	406

Cash flow from operating activities	9,905	12,486

Investing activities
Net capex	-2,123	-3,256
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-28	-25
Proceeds from the sale of associates and assets held for sale	146	39
Proceeds from the sale of/(investments in) short-term debt securities	-604	529
Other	63	-18

Cash flow from investing activities	-2,546	-2,731

Financing activities
Dividends paid	-1,924	-3,088
Net (payments on)/proceeds from borrowings	-4,290	-4,558
Net proceeds from the issue of share capital	215	155
Other (including net finance cost other than interest)	-758	-1,505

Cash flow from financing activities	-6,757	-8,996

Net increase/(decrease) in cash and cash equivalents	602	759

Financial position

FY11 recorded an increase in cash and cash equivalents of 759 million USD compared to an increase of 602 million USD in FY10, with the following movements:

•

Cash flow from operating activities grew to 12 486 million USD in FY11 compared to 9 905 million USD in FY10, a growth of 26% on a nominal basis. The increase mainly results from higher profit generated in FY11 and a strong contribution from changes in working capital. The working capital improvements reflect primarily the results of our on-going trade payables initiatives. In addition, there is an increase in trade payables related to higher capital expenditures, these payables having, on average, longer payment terms.

•

Net cash used in investing activities was 2 731 million USD in FY11 compared to 2 546 million USD in FY10. The increase is mainly explained by higher capital expenditures, in particular, expansion-related projects in Brazil and China, partially offset by proceeds from the sale of short term debt securities

Brussels, 8 March 2012 – 19 / 25

•

The cash outflow from AB InBev’s financing activities amounted to 8 996 million USD in FY11, as compared to a cash outflow of 6 757 million USD in FY10. The FY11 cash flow from financing activities reflects higher dividend payouts compared to FY10, net repayments from borrowings and settlements of derivatives not part of a hedging relationship

Net debt as of 31 December 2011 was 34.7 billion USD, a decrease of 5.0 billion USD compared to 31 December 2010, as the company continues to deleverage. The net debt to normalized EBITDA ratio at the end of 2011 fell to 2.26x from 2.86x at the end of 2010. Regarding the debt of 5.6 billion USD that falls due in 1 year or less, 2.3 billion USD represents commercial paper balances from AB InBev’s U.S. and Belgian commercial paper programs.

As of 31 December 2011, the company had total liquidity of 13 577 million USD which consisted of 8 162 million USD available under committed long-term credit facilities and 5 415 million USD of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although AB InBev may borrow under such facilities to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Figure 10. Terms and debt repayment schedule as of 31 December 2011 (billion USD)

The statutory auditor, PricewaterhouseCoopers Bedrijfsrevisoren bcvba, represented by Yves Vandenplas, has issued an unmodified report dated 7 March 2012 on the company’s consolidated accounts as of and for the year ended 31 December 2011, and has confirmed that the accounting information reported in this press release in figures 3 to 10 is consistent, in all material respects, with the accounts from which it has been derived.

Brussels, 8 March 2012 – 20 / 25

Annexes

•	Annex 1: Full Year 2011 (FY11) segment information

•	Annex 2: Fourth Quarter 2011 (4Q11) segment information

Agenda for 8 March 2012

•	Conference call 4Q11 results for investors

2.00 p.m. CET / 1.00 p.m. GMT / 8.00 a.m. EST - full registration details are available at: http://www.ab-inbev.com/go/investors/events_calendar/fy2011_results.cfm

•	Press Conference

10.30 a.m. CET – Global Headquarters, Leuven, Belgium

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 8 March 2012 – 21 / 25

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Brussels, 8 March 2012 – 22 / 25

Annex 1

AB InBev Worldwide	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	398 918	1 297	—	-850	399 365	-0.2%
of which AB InBev own beer	347 811	2 321	—	-314	349 818	-0.1%
Revenue	36 297	-59	1 137	1 670	39 046	4.6%
Cost of sales	-16 151	167	-389	-260	-16 634	-1.6%
Gross profit	20 146	108	749	1 409	22 412	7.0%
Distribution expenses	-2 913	—	-133	-267	-3 313	-9.2%
Sales and marketing expenses	-4 712	-68	-167	-196	-5 143	-4.1%
Administrative expenses	-1 960	-1	-78	-5	-2 043	-0.2%
Other operating income/(expenses)	604	-78	35	134	694	25.5%
Normalized EBIT	11 165	-38	405	1 076	12 607	9.7%
Normalized EBITDA	13 869	-69	491	1 066	15 357	7.7%
Normalized EBITDA margin	38.2%				39.3%	113 bp

North America	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	129 476	-641	—	-3 935	124 899	-3.1%
Revenue	15 296	-139	105	43	15 304	0.3%
Cost of sales	-6 946	139	-26	106	-6 726	1.6%
Gross profit	8 349	—	79	149	8 578	1.8%
Distribution expenses	-774	-10	-19	-4	-807	-0.6%
Sales and marketing expenses	-1 565	-4	-13	-59	-1 640	-3.8%
Administrative expenses	-526	-2	-3	57	-475	10.8%
Other operating income/(expenses)	61	—	—	-7	54	-11.8%
Normalized EBIT	5 546	-16	44	135	5 710	2.4%
Normalized EBITDA	6 444	-18	49	98	6 573	1.5%
Normalized EBITDA margin	42.1%				42.9%	53 bp

Latin America - North	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	120 056	-516	—	800	120 340	0.7%
Revenue	10 018	-58	686	878	11 524	8.8%
Cost of sales	-3 410	64	-217	-175	-3 738	-5.2%
Gross profit	6 608	6	468	703	7 786	10.6%
Distribution expenses	-1 128	15	-77	-142	-1 332	-12.8%
Sales and marketing expenses	-1 238	30	-73	19	-1 263	1.6%
Administrative expenses	-518	7	-31	7	-535	1.3%
Other operating income/(expenses)	359	-72	28	148	462	51.6%
Normalized EBIT	4 083	-14	315	734	5 118	18.0%
Normalized EBITDA	4 780	-55	356	733	5 814	15.5%
Normalized EBITDA margin	47.7%				50.5%	292 bp

Latin America - South	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	33 854	—	—	710	34 565	2.1%
Revenue	2 182	—	-18	540	2 704	24.7%
Cost of sales	-842	—	13	-211	-1 040	-25.0%
Gross profit	1 340	—	-5	329	1 664	24.6%
Distribution expenses	-180	—	5	-52	-227	-28.9%
Sales and marketing expenses	-228	—	2	-46	-272	-20.1%
Administrative expenses	-75	—	—	-10	-85	-12.9%
Other operating income/(expenses)	-8	—	—	9	1	119.3%
Normalized EBIT	849	—	1	231	1 081	27.2%
Normalized EBITDA	1 009	—	1	245	1 254	24.3%
Normalized EBITDA margin	46.2%				46.4%	-17 bp

Brussels, 8 March 2012 – 23 / 25

Annex 1

Western Europe	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	31 833	-51	—	-895	30 887	-2.8%
of which AB InBev own beer	28 737	-3	—	125	28 859	0.4%
Revenue	3 937	-5	215	-202	3 945	-5.1%
Cost of sales	-1 883	2	-86	315	-1 652	16.8%
Gross profit	2 054	-3	129	113	2 293	5.5%
Distribution expenses	-393	1	-23	7	-409	1.7%
Sales and marketing expenses	-716	—	-42	-2	-760	-0.3%
Administrative expenses	-291	—	-18	4	-305	1.4%
Other operating income/(expenses)	83	—	1	-47	37	-57.3%
Normalized EBIT	737	-2	46	75	856	10.1%
Normalized EBITDA	1 099	-2	67	60	1 225	5.5%
Normalized EBITDA margin	27.9%				31.0%	313 bp

Central and Eastern Europe	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	26 750	—	—	-1 061	25 690	-4.0%
Revenue	1 619	—	44	92	1 755	5.7%
Cost of sales	-857	—	-22	-105	-984	-12.3%
Gross profit	762	—	22	-14	771	-1.8%
Distribution expenses	-191	—	-6	-27	-224	-14.0%
Sales and marketing expenses	-353	—	-13	-55	-420	-15.5%
Administrative expenses	-109	—	-3	4	-108	4.1%
Other operating income/(expenses)	7	—	—	-5	2	-66.5%
Normalized EBIT	117	—	-1	-96	21	-81.4%
Normalized EBITDA	323	—	4	-102	225	-31.5%
Normalized EBITDA margin	20.0%				12.8%	-702 bp

Asia Pacific	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	50 268	2 413	—	3 299	55 980	6.6%
Revenue	1 767	142	92	316	2 317	17.1%
Cost of sales	-1 008	-50	-53	-206	-1 319	-20.5%
Gross profit	759	91	39	109	998	13.1%
Distribution expenses	-140	-6	-8	-39	-193	-27.7%
Sales and marketing expenses	-439	-94	-21	-35	-588	-6.7%
Administrative expenses	-148	-6	-9	-57	-221	-38.6%
Other operating income/(expenses)	47	-1	4	40	90	84.1%
Normalized EBIT	79	-15	4	18	86	23.5%
Normalized EBITDA	292	-1	15	50	356	17.2%
Normalized EBITDA margin	16.5%				15.4%	1 bp

Global Export and Holding Companies	FY10	Scope	Currency translation	Organic growth	FY11	Organic growth
Total volumes (thousand hls)	6 681	92	—	231	7 004	3.4%
Revenue	1 479	1	13	3	1 496	0.2%
Cost of sales	-1 206	12	4	16	-1 174	1.3%
Gross profit	273	13	17	19	322	6.7%
Distribution expenses	-106	—	-5	-9	-120	-8.6%
Sales and marketing expenses	-174	—	-7	-19	-200	-11.1%
Administrative expenses	-292	—	-12	-10	-314	-3.4%
Other operating income/(expenses)	54	-5	2	-3	48	-6.5%
Normalized EBIT	-245	8	-6	-22	-264	-9.5%
Normalized EBITDA	-77	6	-1	-19	-90	-26.9%

Brussels, 8 March 2012 – 24 / 25

Annex 2

AB InBev Worldwide	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	99 776	273	—	-582	99 467	-0.6%
of which AB InBev own beer	84 953	596	—	-250	85 299	-0.3%
Revenue	9 473	-10	-125	536	9 873	5.7%
Cost of sales	-4 192	144	39	-4	-4 013	-0.1%
Gross profit	5 281	133	-86	531	5 860	10.0%
Distribution expenses	-785	-5	18	-66	-838	-8.5%
Sales and marketing expenses	-1 181	5	16	-55	-1 215	-4.6%
Administrative expenses	-486	-4	1	-66	-554	-13.5%
Other operating income/(expenses)	228	-72	2	134	293	85.5%
Normalized EBIT	3 057	58	-48	479	3 546	15.9%
Normalized EBITDA	3 895	-82	-44	467	4 237	12.2%
Normalized EBITDA margin	41.1%				42.9%	251 bp

North America	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	29 545	-228	—	-1 312	28 005	-4.5%
Revenue	3 558	-37	2	-10	3 513	-0.3%
Cost of sales	-1 606	37	—	22	-1 548	1.4%
Gross profit	1 952	1	2	11	1 965	0.6%
Distribution expenses	-179	-2	-1	-20	-201	-10.9%
Sales and marketing expenses	-359	-2	—	-23	-384	-6.4%
Administrative expenses	-118	-1	—	30	-90	25.1%
Other operating income/(expenses)	20	—	—	-3	17	-15.3%
Normalized EBIT	1 315	-5	1	-5	1 307	-0.4%
Normalized EBITDA	1 542	-5	2	-16	1 522	-1.1%
Normalized EBITDA margin	43.3%				43.3%	-34 bp

Latin America - North	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	34 920	—	—	211	35 130	0.6%
Revenue	3 158	—	-133	304	3 330	9.6%
Cost of sales	-1 122	119	42	-15	-976	-1.4%
Gross profit	2 036	119	-90	289	2 354	14.0%
Distribution expenses	-344	-2	18	-27	-355	-7.9%
Sales and marketing expenses	-374	26	20	43	-285	12.0%
Administrative expenses	-122	—	5	-42	-158	-34.1%
Other operating income/(expenses)	148	-71	-1	99	175	128.6%
Normalized EBIT	1 345	72	-48	362	1 731	27.7%
Normalized EBITDA	1 655	-71	-48	367	1 903	23.2%
Normalized EBITDA margin	52.4%				57.2%	620 bp

Latin America - South	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	10 533	—	—	215	10 748	2.0%
Revenue	722	—	-22	189	889	26.2%
Cost of sales	-258	—	11	-71	-318	-27.4%
Gross profit	463	—	-11	118	571	25.5%
Distribution expenses	-61	—	3	-14	-72	-22.2%
Sales and marketing expenses	-62	—	3	-10	-68	-15.7%
Administrative expenses	-22	—	1	-6	-28	-25.9%
Other operating income/(expenses)	-3	—	—	9	7	376.0%
Normalized EBIT	315	—	-4	98	410	31.2%
Normalized EBITDA	358	—	-5	101	455	28.3%
Normalized EBITDA margin	49.6%				51.2%	82 bp

Brussels, 8 March 2012 – 25 / 25

Annex 2

Western Europe	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	7 775	-33	—	-157	7 585	-2.0%
of which AB InBev own beer	7 000	-21	—	167	7 146	2.4%
Revenue	962	-3	8	-43	924	-4.5%
Cost of sales	-493	1	-2	119	-374	24.2%
Gross profit	469	-2	6	76	550	16.2%
Distribution expenses	-94	1	-1	1	-93	1.3%
Sales and marketing expenses	-177	—	-1	8	-170	4.6%
Administrative expenses	-68	—	-2	-15	-84	-22.2%
Other operating income/(expenses)	25	—	1	-8	18	-30.1%
Normalized EBIT	156	-1	3	63	221	40.6%
Normalized EBITDA	251	-1	4	54	309	21.7%
Normalized EBITDA margin	26.1%				33.4%	716 bp

Central and Eastern Europe	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	5 748	—	—	-263	5 485	-4.6%
Revenue	355	—	-1	31	384	8.6%
Cost of sales	-189	—	1	-28	-216	-14.8%
Gross profit	166	—	—	3	168	1.5%
Distribution expenses	-46	—	—	2	-43	4.5%
Sales and marketing expenses	-80	—	—	-21	-101	-26.1%
Administrative expenses	-33	—	—	-4	-37	-12.6%
Other operating income/(expenses)	5	—	—	-3	2	-56.2%
Normalized EBIT	12	—	—	-23	-11	-193.9%
Normalized EBITDA	72	—	—	-30	42	-41.4%
Normalized EBITDA margin	20.3%				11.0%	-936 bp

Asia Pacific	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	9 619	511	—	583	10 714	6.1%
Revenue	373	27	19	74	493	19.1%
Cost of sales	-233	-12	-12	-45	-301	-19.2%
Gross profit	140	15	8	30	192	19.1%
Distribution expenses	-34	-2	-2	-12	-50	-36.6%
Sales and marketing expenses	-86	-19	-5	-36	-146	-35.5%
Administrative expenses	-44	-3	-3	-13	-63	-30.4%
Other operating income/(expenses)	17	-1	3	39	58	227.0%
Normalized EBIT	-7	-9	—	7	-9	100.9%
Normalized EBITDA	52	-6	3	16	65	31.8%
Normalized EBITDA margin	13.9%				13.2%	141 bp

Global Export and Holding Companies	4Q10	Scope	Currency translation	Organic growth	4Q11	Organic growth
Total volumes (thousand hls)	1 636	23	—	141	1 800	8.5%
Revenue	346	3	—	-9	340	-2.5%
Cost of sales	-291	-2	-1	13	-280	4.6%
Gross profit	55	1	—	5	60	8.6%
Distribution expenses	-26	—	—	3	-23	12.5%
Sales and marketing expenses	-44	—	-1	-17	-61	-38.5%
Administrative expenses	-78	—	-1	-15	-94	-19.5%
Other operating income/(expenses)	15	—	—	1	16	3.9%
Normalized EBIT	-78	1	-1	-23	-102	-30.3%
Normalized EBITDA	-34	1	-1	-26	-60	-77.9%